UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 22, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON THE

PROVISION OF GUARANTEE FOR

WHOLLY-OWNED SUBSIDIARIES

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

IMPORTANT NOTICE

Name of guaranteed party	Amount of guarantee	Balance of guarantee actually provided	Availability of counter guarantee	Guarantor
67 companies from “ (Dongjin Tian One (Tianjin) Company Limited*)” to “ (Dongjin Tian Sixty-seven (Tianjin) Company Limited*)” (The name with business registration shall prevail)	The aggregate maximum amount being RMB9.8 billion	Guarantee not provided previously	No	China Eastern Airlines Corporation Limited (the “Company”)

•	Aggregate amount of overdue external guarantee: Nil

I.	OVERVIEW OF THE GUARANTEE

On 19 January 2018, the 8th session of the board of directors (the “Board”) of the Company has considered and duly passed the “Resolution regarding the investment and establishment of not more than 67 Special Purpose Vehicles and the provision of corresponding guarantee” 67 in the 11th regular meeting. In order to successfully change the operating leases of the existing 67 aircraft from overseas leasing to domestic leasing, obtain tax incentives, and generally lower the cost of operating leases of the aircraft, the Company agrees to establish not more than 67 Special Purpose Vehicles (hereinafter referred to as “SPV”) in Dongjiang Free Trade Port Zone of Tianjin and to provide them with corresponding guarantees. The President of the Company is authorised to implement the measures.

II.	BASIC INFORMATION OF THE GUARANTEED PARTIES

The Company will establish not more than 67 SPVs and the major information of each SPV are as follows:

1.	Name of the company: 67 companies from “ (Dongjin Tian One (Tianjin) Company Limited*)” to “ (Dongjin Tian Sixty-seven (Tianjin) Company Limited*)” (The name with business registration shall prevail);

2.	Registered address: No. 101, Unit 2, Tower 3, Haifeng Logistics Park, No. 600 Luoyang Street, Tianjin Pilot Free Trade Zone (Dongjiang Free Trade Port Zone) 600 3 2 -101 (The address is for registration use only and the premise will not be used for actual operation or office use);

3.	Registered capital: RMB0.1 million for each company;

4.	Principal business scope: lease business of aircraft and engines; the import and export of goods and technologies; the receipt of leasing deposits of lessees, the receipt and transfer of rent receivables, the sale and disposal of the residue of goods (The business scope approved by the industry and commerce department shall prevail);

5.	Significant contingent events affecting the solvency of the guaranteed party: Nil;

6.	The Company holds 100% equity interests in each SPV;

7.	As of the date of this announcement, the aforesaid company has not yet commenced operation.

III.	PARTICULARS OF THE GUARANTEE

Name of guaranteed party	Amount of guarantee	Type of guarantee	Method of guarantee	Term of guarantee	Main contents of the guarantee agreement
67 companies from “ (Dongjin Tian One (Tianjin) Company Limited*)” to “ (Dongjin Tian Sixty- seven (Tianjin) Company Limited*)” (The name with business registration shall prevail)	The aggregate maximum amount being RMB9.8 billion	Credit guarantee	Joint liable guarantee	The term shall not exceed 15 years (Commencing from the date when the Company provides guarantees to each SPV)	The Company shall
provide guarantee with
respect to the debts
(account payables
such as rent) and the
liabilities under the
lease agreement
outstanding to overseas
lessors by SPV. If
SPV fails to pay/
perform all or a part of
the debts or liabilities
under the lease
agreement, the
Company has to and
obligations under
guarantees as agreed
and to be liable to pay
the account payables
such as the rent to the
overseas lessors and
perform the
obligations under the
lease agreement.

The Company provides the SPVs with an aggregate amount of guarantees of not more than RMB9.8 billion. The detailed guarantee amount for each SPV can be allocated and adjusted within the aggregate maximum amount based on the number of aircraft and term of lease.

IV.	OPINION OF THE BOARD

The Board of the Company considers the fact that the Company provides guarantees to not more than 67 SPVs and obtains tax incentives treatment can lower the cost of aircraft leases and thus, is in line with the overall interests of the Company and all its shareholders. As the important decisions and daily operation of the wholly-owned subsidiaries of the Company are fully controlled by the Company, significant risk can be identified in advance and prevented effectively. The Board agrees that the Company could invest and establish not more than 67 SPVs in Dongjiang Free Trade Port Zone of Tianjin with a registered capital of RMB0.1 million for each SPV of China Eastern Airlines for the purpose of changing the operating leases for not more than 67 aircraft from overseas leasing to domestic leasing and that the Company could provide guarantees for such SPVs with an aggregate amount of guarantees of not more than RMB9.8 billion (if the principal debt is denominated in foreign currencies, it should be converted into RMB according to the then exchange rate at the time the guarantees are provided). Each SPV is allocated an amount of guarantees within the aforesaid limit and the term of guarantee will be identical with the remaining term of lease of the aircraft. In the event that the lease of the aircraft is renewed, the term of guarantee shall be extended accordingly. The term of guarantee of each aircraft should not be more than 15 years (Commencing from the date on which the Company provides actual guarantee to each SPV); The President of the Company is authorised to implement the measures.

The independent opinion of the independent directors in respect of the aforesaid matter is as follows: The Company is able to strictly comply with the relevant laws and regulations as well as rules such as the Company’s articles of association, prudently control the risks of external guarantees and safeguard the assets of the Company. As the SPVs are the aircraft leasing platforms of the Company, providing guarantees for the SPVs can lower the tax burdens brought by the existing operating leases aircraft and lower the aggregate costs of aircraft leasing, which is in line with the overall interests of the Company and its shareholders. The decision-making procedure in respect of the provision of guarantees for the SPVs by the Company is legal. The Board’s consideration of the provision of guarantee for the Company’s subsidiaries has been approved by more than two-thirds of the directors present in the meeting, in addition to the consent granted by more than half of all directors on Board. The resolution is required to be submitted to the general meeting for consideration and approval.

V.	AGGREGATE AMOUNT OF ALL EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As of the date of this announcement, the external guarantees of the Company and its holding subsidiaries are all provided in favour of the wholly-owned subsidiaries of the Company. The aggregate amount is approximately USD16.6378 million, SGD0.5 billion, EUR0.115 billion and RMB4 billion, representing RMB7.443 billion in total. The aforesaid amount represents 14.86% of the audited net assets of the Company as of 31 December 2016. There is no overdue guarantee of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
19 January 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).